Room 4561
      November 3, 2005

Mr. Mahesh Jayanarayan
Chief Executive Officer
New Medium Enterprises, Inc.
195 The Vale
London W3 7QS
United Kingdom

Re:   	New Medium Enterprises, Inc.
      Item 4.01 Form 8-K, filed October 24, 2005
      File No. 000-32779

Dear Mr. Jayanarayan:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.












Form 8-K, filed October 24, 2005

1. We note that you filed this Item 4.01 report on Form 8-K late. Since this report was due by October 13, 2005 the letter from the former accountant was due by October 27, 2005. Amend the report to include the required letter from the former accountant.  See Item
4
of Form 8-K and Item 304 of Regulation S-B.

2. Revise your disclosures to state whether during your two most recent fiscal years and the subsequent interim period through the date of dismissal (i.e. Ocotber 9, 2005) of N. Blumenfrucht CPA PC there have been any reportable events. See Item 304(a)(1)(iv) of Regulation S-B.

3. Revise your disclosures to state whether during your two most recent fiscal years and the subsequent interim period through the date of engagement (i.e. October 12, 2005) of Morgenstern & Company
CPAs PC you have consulted with this firm regarding the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on your Company`s financial statements or any matter that was either subject of a disagreement or a reportable event. See Item 304(a)(2)
of Regulation S-B.


      *******

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Stathis Kouninis at
(202)
551-3476 or me at (202) 551-3489.


							Sincerely,


							Brad Skinner
							Accounting Branch Chief


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Mr. Mahesh Jayanarayan
New Medium Enterprises, Inc.
November 3, 2005
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